Wellspring Aerospace international, Inc.

3933 Clayton Road West

Fort Worth, Texas, 76116

June 1, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Mr. J. Nolan McWilliams Attorney-Advisor John Stickel, Staff Attorney
Re:	Wellspring Aerospace International, Inc. Registration Statement on Form S-1 File No. 333-214925

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. McWilliams:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Wellspring Aerospace International, Inc., (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-214925), as amended (the “Registration Statement”), so that it may become effective at 8:00 a.m. Eastern Daylight Time on June 5, 2017, or as soon as practicable thereafter.

The Registrant hereby authorizes Kevin B. Williams, CEO of the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Williams at (817) 480-9865, or in his absence Michael J. Morrison, of Michael J. Morrison, Chtd., at (775) 827-6300. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Michael J. Morrison, Chtd., via facsimile at (775) 562-4727.

Best Regards,

Wellspring Aerospace International, Inc.

/s/ Kevin B. Williams
Kevin B. Williams
Chief Executive Officer

cc: Michael J. Morrison, Chtd.